Exhihit 99.1

News Release

Berry reports first quarter results
Highlights - First Quarter 2023
•	Operating income of $210 million; Operating EBITDA of $443 million, up 3% on a comparable basis
•	Earnings per share of $0.85; Adjusted earnings per share of $1.30, up 11% on a comparable basis
•	Fiscal 2023 outlook: Reaffirmed adjusted EPS and free cash flow ranges
•	Returned $211 million to shareholders in the quarter ($178 million via share repurchases and $33 million in dividends)
•	Reduced long-term leverage target to 2.5x – 3.5x (net debt to adjusted EBITDA)

Berry’s Chairman and CEO Tom Salmon said, “Our businesses delivered solid first quarter results, including 3% EBITDA growth and 11% adjusted earnings per share growth.  We have made significant progress recovering inflation along with contributions from our cost reduction initiatives, and delivered strong price cost spread in the quarter.  These internal actions helped to offset a 6% volume decline primarily driven by softer market demand, in line with many of our large global customers.  We continued our focus on driving long-term value for our shareholders and repurchased $178 million of shares, or another 2.4% of shares outstanding, in the quarter, while also paying our first-ever quarterly dividend.  We believe our shares remain undervalued and our repurchases reflect our confidence in the outlook of our business, our long-term strategy, and the strength of our operating model and cash flows.

“Our business model has proven resilient, including one of the broadest portfolios of packaging solutions with strong, dependable, and stable cash flows to allow us the flexibility to drive strong returns for our shareholders.  We will continue our focus on cost reduction efforts while also driving strong cost benefits through efficiencies and asset optimization throughout our global footprint to offset any demand challenges from the current dynamic global economies.”

Key Financials (1)
	Dec. Quarter
GAAP results	2022	2021
Net sales	$3,060	$3,573
Operating income	210	229
EPS (diluted)	0.85	0.87

	Dec. Quarter		Reported	Comparable
Adjusted non-GAAP results	2022	2021	Δ%	Δ%
Net sales	$3,060	$3,573	(14%)	(11%)
Operating EBITDA	443	457	(3%)	3%
Adjusted EPS (diluted)	1.30	1.25	4%	11%

(1)
Adjusted non-GAAP results exclude items not considered to be ongoing operations.  In addition, comparable change % excludes the impacts of foreign currency and recent divestitures.  Further details related to non-GAAP measures and reconciliations can be found under our “Non-GAAP Financial Measures and Estimates” section or in reconciliation tables in this release.  in millions of USD, except per share data

Financial Results - December Quarter
Consolidated Overview
The net sales decline is primarily attributed to a 6% volume decline, decreased selling prices of 4% and a 3% unfavorable impact from foreign currency changes.  The volume decline is primarily attributed to general market softness and customer destocking as supply chains normalize.
The operating income decrease of 8% is primarily attributed to impact from lower sales volumes and a $22 million unfavorable impact from foreign currency, partially offset by a $49 million favorable impact from price cost spread.
Consumer Packaging - International
The net sales decline is primarily attributed to $65 million unfavorable impact from foreign currency, a 5% volume decline, and prior year divestiture sales, partially offset by increased selling prices due to the pass through of inflation.  The volume decline is primarily attributed to general market softness and product mix, as well as, the impact of COVID-19 in China.

The operating income decrease is primarily attributed to a $16 million unfavorable impact from foreign currency changes and a $10 million unfavorable impact from the volume decline partially offset by a favorable impact from price cost spread.
Consumer Packaging - North America
The net sales decline is primarily attributed to decreased selling prices of $62 million and a 3% volume decline.  The volume decline is primarily attributed to general market softness partially offset by growth in the foodservice market.
The operating income increase is primarily attributed to a $34 million favorable impact from price cost spread as a result of cost reductions and improved product mix, partially offset by the volume decline.
Health, Hygiene, & Specialties
The net sales decline is primarily attributed to decreased selling prices of $72 million, an 8% volume decline, and an $18 million unfavorable impact from foreign currency changes.  The volume decline is primarily attributed to general market softness in specialties markets and customer destocking as supply chains normalize.
The operating income decrease is primarily attributed to a $19 million unfavorable impact from price cost spread and a decrease from the volume decline.
Engineered Materials
The net sales decline is primarily attributed to a 9% volume decline, decreased selling prices of $49 million, and a $25 million unfavorable impact from foreign currency changes.  The volume decline is primarily attributed to general market softness in industrial markets, our concerted effort to improve our sales mix to higher value products and customer destocking as supply chains normalize.
The operating income increase is primarily attributed to a $29 million favorable impact from price cost spread and product mix, partially offset by a decrease from the volume decline, an increase in business integration expense, and an unfavorable impact from foreign currency changes.
Cash Returns to Shareholders
Berry generates significant cash flow and is committed to returning capital to shareholders. This annual cash flow provides substantial capacity to simultaneously reinvest in the business for organic growth, pursue bolt-on acquisitions, pay down debt and return cash to shareholders through a compelling dividend as well as regular share repurchases.  The Company expects to return over $700 million through share repurchases and dividends in fiscal 2023, subject to market conditions, available cash on hand and cash needs, overall financial condition, and other factors considered relevant by our Board of Directors.
Dividend and Share Repurchases
As previously announced, Berry’s Board of Directors declared a quarterly cash dividend of $0.25 per share payable on March 15, 2023 to stockholders of record as of March 1, 2023.  During the December 2022 quarter, Berry repurchased 3.0 million shares for $178 million, leaving over $860 million authorized for share repurchases at the end of the first fiscal quarter.  Berry may repurchase shares through the open market, privately negotiated transactions or other programs, subject to market conditions.  The Company continues to expect to repurchase at least $600 million of stock in fiscal 2023.
Fiscal Year 2023 Guidance
(based on information available as of February 2, 2023)
•	Adjusted earnings per share range of $7.30 - $7.80; 8% expected mid-point growth versus comparable prior year
•	Cash flow from operations range of $1.4 - $1.5 billion; free cash flow range of $800 - $900 million
•	Anticipate returning at least $700 million of capital to shareholders through share repurchases and dividends

Investor Conference Call
The Company will host a conference call today, February 2, 2023, at 10 a.m. U.S. Eastern Time to discuss our first fiscal quarter 2023 results.  This call will be webcast live on Berry’s website at https://ir.berryglobal.com/financials.  A new, simplified event registration and access provides two ways to access the call.  A replay of the webcast will be available via the same link on our website approximately two hours after the completion of the call.
By Telephone
Participants may register for the call here now or any time up to and during the time of the call, and will immediately receive the dial-in number and a unique pin to access the call.  While you may register at any time up to and during the time of the call, you are encouraged to join the call 10 minutes prior to the start of the event.
About Berry
At Berry Global Group, Inc. (NYSE:BERY), we create innovative packaging and engineered products that we believe make life better for people and the planet.  We do this every day by leveraging our unmatched global capabilities, sustainability leadership, and deep innovation expertise to serve customers of all sizes around the world.  Harnessing the strength in our diversity and industry leading talent of 46,000 global employees across more than 265 locations, we partner with customers to develop, design, and manufacture innovative products with an eye toward the circular economy.  For more information, visit our website, or connect with us on LinkedIn or Twitter.
Non-GAAP Financial Measures and Estimates
This press release includes non-GAAP financial measures such as operating EBITDA, Adjusted EBITDA, Adjusted net income, Adjusted earnings per share, free cash flow, and comparable basis net sales, adjusted EPS and operating EBITDA.  A reconciliation of these non-GAAP financial measures to comparable measures determined in accordance with accounting principles generally accepted in the United States of America (GAAP) is set forth at the end of this press release.  Information reconciling forward-looking operating EBITDA is not provided because such information is not available without unreasonable effort due to the high variability, complexity, and low visibility with respect to certain items, including debt refinancing activity or other non-comparable items.  These items are uncertain, depend on various factors, and could be material to our results computed in accordance with U.S. GAAP.  Our estimates of the impact of COVID-19 are based on product mix and prior internal sales estimates compared to actual sales.
Forward Looking Statements
Statements in this release that are not historical, including statements relating to the expected future performance of the Company, are considered “forward looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “outlook,” “anticipates” or “looking forward,” or similar expressions that relate to our strategy, plans, intentions, or expectations.  All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates, and financial results or to our expectations regarding future industry trends are forward-looking statements.  In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments.
Our actual results may differ materially from those that we expected due to a variety of factors, including without limitation: (1) risks associated with our substantial indebtedness and debt service; (2) changes in prices and availability of resin and other raw materials and our ability to pass on changes in raw material prices to our customers on a timely basis; (3) risks related to acquisitions or divestitures and integration of acquired businesses and their operations, and realization of anticipated cost savings and synergies; (4) risks related to international business, including transactional and translational foreign currency exchange rate risk and the risks of compliance with applicable export controls, sanctions, anti-corruption laws and regulations; (5) increases in the cost of compliance with laws and regulations, including environmental, safety, and climate change laws and regulations; (6) labor issues, including the potential labor shortages, shutdowns or strikes, or the failure to renew effective bargaining agreements; (7) risks related to disruptions in the overall global economy, persistent inflation, supply chain disruptions, and the financial markets that may adversely impact our business, including as a result of the Russia-Ukraine conflict; (8) risk of catastrophic loss of one of our key manufacturing facilities, natural disasters, and other unplanned business interruptions; (9) risks related to weather-related events and longer-term climate change patterns; (10) risks related to the failure of, inadequacy of, or attacks on our information technology systems and infrastructure; (11) risks that our restructuring programs may entail greater implementation costs or result in lower cost savings than anticipated; (12) risks related to future write-offs of substantial goodwill; (13) risks of competition, including foreign competition, in our existing and future markets; (14) risks related to market conditions associated with our share repurchase program; (15) risks related to market disruptions and increased market volatility as a result of Russia’s invasion of Ukraine; and (16) the other factors discussed in the section titled “Risk Factors” in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission.  We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you.  Accordingly, readers should not place undue reliance on those statements.  All forward-looking statements are based upon information available to us on the date hereof.  All forward-looking statements are made only as of the date hereof and we undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Berry Global Group, Inc.
Consolidated Statements of Income (Unaudited)
	Quarterly Period Ended
(in millions of USD, except per share data amounts)	December 31, 2022	January 1, 2022
Net sales	$3,060	$3,573
Costs and expenses:
Cost of goods sold	2,542	3,038
Selling, general and administrative	236	235
Amortization of intangibles	60	68
Restructuring and transaction activities	12	3
Operating income	210	229
Other expense	1	-
Interest expense, net	71	71
Income before income taxes	138	158
Income tax expense	32	37
Net income	$106	$121

Basic net income per share	0.86	$0.89
Diluted net income per share	0.85	0.87

Outstanding weighted average shares (in millions)
Basic	123.7	135.4
Diluted	125.2	138.9

Condensed Consolidated Balance Sheets (Unaudited)

(in millions of USD)	December 31, 2022	October 1, 2022
Cash and cash equivalents	$717	$1,410
Accounts receivable	1,617	1,777
Inventories	1,901	1,802
Other current assets	234	175
Property, plant, and equipment	4,523	4,342
Goodwill, intangible assets, and other long-term assets	7,459	7,450
Total assets	$16,451	$16,956
Current liabilities, excluding current debt	2,243	2,831
Current and long-term debt	9,272	9,255
Other long-term liabilities	1,677	1,674
Stockholders’ equity	3,259	3,196
Total liabilities and stockholders' equity	$16,451	$16,956

Condensed Consolidated Statements of Cash Flows (Unaudited)
	Quarterly Period Ended
(in millions of USD)	December 31, 2022	January 1, 2022
Cash flows from operating activities:
Net income	$106	$121
Depreciation	139	143
Amortization of intangibles	60	68
Non-cash interest, net	(13)	3
Deferred income tax	(33)	(12)
Share-based compensation expense	23	21
Other non-cash operating activities, net	(3)	(8)
Changes in working capital	(512)	(640)
Net cash from operating activities	(233)	(304)

Cash flows from investing activities:
Additions to property, plant, and equipment, net	(211)	(162)
Net cash from investing activities	(211)	(162)

Cash flows from financing activities:
Repayments on long-term borrowings	(84)	(5)
Proceeds from issuance of common stock	5	16
Dividends paid	(33)	-
Repurchase of common stock	(166)	(51)
Net cash from financing activities	(278)	(40)
Effect of currency translation on cash	29	(3)
Net change in cash and cash equivalents	(693)	(509)
Cash and cash equivalents at beginning of period	1,410	1,091
Cash and cash equivalents at end of period	$717	$582

Non-U.S. GAAP Free Cash Flow:
Cash flow from operating activities	$(233)	$(304)
Additions to property, plant, and equipment (net)	(211)	(162)
Non-U.S. GAAP Free Cash Flow	$(444)	$(466)

Segment and Supplemental Comparable Basis Information (Unaudited)
	Quarterly Period Ended December 31, 2022
(in millions of USD)	Consumer Packaging - International	Consumer Packaging- North America	Health, Hygiene & Specialties	Engineered Materials	Total
Net sales	$936	$764	$663	$697	$3,060

Operating income	$47	$71	$34	$58	$210
Depreciation and amortization	74	51	44	30	199
Restructuring and transaction activities	3	1	3	5	12
Other non-cash charges	6	7	4	5	22
Operating EBITDA	$130	$130	$85	$98	$443

	Quarterly Period Ended January 1, 2022
(in millions of USD)	Consumer Packaging - International	Consumer Packaging - North America	Health, Hygiene & Specialties	Engineered Materials	Total
Reported net sales	$1,056	$852	$818	$847	$3,573
Foreign currency and divestitures	(104)	—	(18)	(25)	(147)
Comparable net sales (1)	$952	$852	$800	$822	$3,426

Operating income	$69	$46	$62	$52	$229
Depreciation and amortization	82	54	45	30	211
Restructuring and transaction activities	2	1	(1)	1	3
Other non-cash charges	—	5	5	4	14
Foreign currency and divestitures	(21)	—	(4)	(2)	(27)
Comparable operating EBITDA (1)	$132	$106	$107	$85	$430

(1)
The prior year comparable basis change excludes the impacts of foreign currency and recent divestitures.  Further details related to non-GAAP measures and reconciliations can be found under our “Non-GAAP Financial Measures and Estimates” section or in reconciliation tables in this release.

Reconciliation of Non-GAAP Measures
Reconciliation of adjusted earnings before interest, tax, depreciation and amortization (EBITDA), Net income, and earnings per share (EPS)
(in millions of USD, except per share data amounts)
	Quarterly Period Ended
	December 31, 2022	January 1, 2022
Net income	$106	$121
Add: other expense	1	—
Add: interest expense	71	71
Add: income tax expense	32	37
Operating income	$210	$229

Add: restructuring and transaction activities	12	3
Add: other non-cash charges	22	14
Adjusted operating income (2)	$244	$246
Add: depreciation	139	143
Add: amortization of intangibles	60	68
Operating EBITDA (2)	$443	$457

Net income per diluted share	$0.85	$0.87
Other expense, net	0.01	—
Restructuring and transaction activities	0.09	0.02
Amortization of intangibles from acquisitions (1)	0.48	0.49
Income tax impact on items above	(0.13)	(0.13)
Foreign currency and divestitures	—	(0.08)
Adjusted net income per diluted share (2)	$1.30	$1.17

Estimated Fiscal 2023
Cash flow from operating activities	$1,400-$1,500
Net additions to property, plant, and equipment	(600)
Free cash flow (2)	$800-$900

(1)	Amortization of intangibles from acquisition are added back to better align our calculation of adjusted EPS with peers.
(2)
Supplemental financial measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”).  These non-GAAP financial measures should not be considered as alternatives to operating or net income or cash flows from operating activities, in each case determined in accordance with GAAP.  Organic sales growth and comparable basis measures exclude the impact of currency translation effects and acquisitions.  These non-GAAP financial measures may be calculated differently by other companies, including other companies in our industry, limiting their usefulness as comparative measures.  Berry’s management believes that adjusted net income and other non-GAAP financial measures are useful to our investors because they allow for a better period-over-period comparison of operating results by removing the impact of items that, in management’s view, do not reflect our core operating performance.

We define “free cash flow” as cash flow from operating activities, less net additions to property, plant, and equipment.  We believe free cash flow is useful to an investor in evaluating our liquidity because free cash flow and similar measures are widely used by investors, securities analysts, and other interested parties in our industry to measure a company’s liquidity.  We also believe free cash flow is useful to an investor in evaluating our liquidity as it can assist in assessing a company’s ability to fund its growth through its generation of cash.
Adjusted EBITDA is used by our lenders for debt covenant compliance purposes.  We also use Adjusted EBITDA, Operating EBITDA, and comparable basis measures, among other measures, to evaluate management performance and in determining performance-based compensation.  Operating EBITDA is a measure widely used by investors, securities analysts, and other interested parties in our industry to measure a company’s performance.  We also believe EBITDA and Adjusted net income are useful to an investor in evaluating our performance without regard to revenue and expense recognition, which can vary depending upon accounting methods.
    (BERY-F)

Company Contact Information
Dustin Stilwell
VP, Investor Relations
+1 (812) 306 2964
ir@berryglobal.com